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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                         Amendment No. 20
                                to
                          SCHEDULE 14D-9
     (with respect to the tender offer by QVC Network, Inc.)

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              Solicitation/Recommendation Statement
                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934

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                  PARAMOUNT COMMUNICATIONS INC.
                    (Name of Subject Company)

                  PARAMOUNT COMMUNICATIONS INC.
                (Name of Person Filing Statement)

             Common Stock, par value $1.00 per share
      Including the associated Common Stock Purchase Rights
                  (Title of Class of Securities)


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                           699216 10 7
              (CUSIP Number of Class of Securities)

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                       Donald Oresman, Esq.
                  Paramount Communications Inc.
                        15 Columbus Circle
                  New York, New York  10023-7780
                          (212) 373-8000
     (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of the person filing statement)


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                             Copy to:
                      Joel S. Hoffman, Esq.
                    Simpson Thacher & Bartlett
                       425 Lexington Avenue
                    New York, New York  10017
                          (212) 455-2000

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     This Amendment No. 20 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on
Schedule 14D-9 of Paramount Communications Inc., filed with the Securities and Exchange Commission on November 8, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), with respect to the Revised QVC Offer (as described herein and therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.   TENDER OFFER OF THE BIDDER

     The response to Item 2 is hereby supplemented and amended as follows:

          On January 7, 1994, QVC issued a press release, a copy of which is filed as Exhibit No. 60 to the Schedule 14D-9 and is incorporated herein by reference.

          On January 10, 1994, QVC issued a press release announcing, among other things, the extension of the expiration date of the Revised QVC Offer to 12:00 midnight on January 21, 1994. A copy of QVC's press release is filed as Exhibit No. 61 to the Schedule 14D-9 and is incorporated herein by reference.

Item 3.   IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:

          Reference is made to the QVC press releases filed as Exhibit Nos. 60 and 61 to the Schedule 14D-9, which press releases are incorporated herein by reference.

Item 4.   THE SOLICITATION OR RECOMMENDATION

     The response to Item 4(a) is hereby supplemented and amended as follows:

          On January 7, 1994, Paramount issued a press release, a copy of which is filed as Exhibit No. 62 to the Schedule
     14D-9 and is incorporated herein by reference.

Item 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
          COMPANY

     The response to Item 7(a) is hereby supplemented and amended as follows:

          On January 7, 1994, Viacom issued a press release, a copy of which is filed as Exhibit No. 63 to the Schedule
     14D-9 and is incorporated herein by reference. On January 9, 1994, Viacom issued a press release, a copy of which is filed as Exhibit No. 64 to the Schedule 14D-9 and is incorporated herein by reference.

          According to Amendment No. 20 to the Schedule 14D-1 filed by Viacom, Blockbuster Entertainment Corporation, a Delaware corporation ("Blockbuster"), has joined Viacom as a bidder in the Viacom Offer, and the address of the principal executive offices of Blockbuster is One Blockbuster Plaza, Fort Lauderdale, Florida 33301-1860.

Item 9.   MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

     Exhibit 60  -  Press Release issued by QVC on January 7,
                    1994.

     Exhibit 61  -  Press Release issued by QVC on January 10,
                    1994.

     Exhibit 62  -  Press Release issued by Paramount on January
                    7, 1994.

     Exhibit 63  -  Press Release issued by Viacom on January 7,
                    1994.

     Exhibit 64  -  Press Release issued by Viacom on January 9,
                    1994.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              PARAMOUNT COMMUNICATIONS INC.


                              By        Donald Oresman
                                 --------------------------
                                 Name:  Donald Oresman
                                 Title: Executive Vice President


Dated:  January 10, 1994

                          EXHIBIT INDEX

Exhibit                  Description                     Page No.
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1*        Pages 5, 6 and 10-20 of Paramount's Proxy
          Statement dated January 29, 1993 for its 1993
          Annual Meeting of Stockholders.
2*        Employment Agreement with Robert Greenberg, a
          senior vice president of Paramount, dated as of
          April 5, 1993.
3*        Press Release issued on November 6, 1993.
4*        Letter to Stockholders of Paramount dated November
          8, 1993 with respect to the Viacom Offer.
5*        Letter to Stockholders of Paramount dated November
          8, 1993 with respect to the QVC Offer.
6* Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
7*        Amendment No. 1, dated as of November 6, 1993, to
          the Amended and Restated Agreement and Plan of
          Merger.
8*        Stock Option Agreement, dated as of September 12,
          1993, as amended on October 24, 1993, between
          Paramount and Viacom.
9*        Voting Agreement, dated as of September 12, 1993,
          as amended on October 24, 1993, between Paramount
          and Amusements.
10*       Press Release issued by Viacom on November 12, 1993.
11*       Press Release issued on November 15, 1993.
12*       Letter to Stockholders of Paramount dated November
          16, 1993 with respect to the QVC Offer.
13*       Press Release issued by QVC on November 20, 1993.
14*       Press Release issued by Viacom on November 19, 1993.
15*       Press Release issued by QVC on November 22, 1993.
16*       Press Release issued by Viacom on November 22, 1993.
17*       Press Release issued by QVC on November 23, 1993.
18*       Press Release issued by Viacom on November 23, 1993.
19*       Press Release issued by QVC on November 24, 1993.
20*       Press Release issued by Viacom on November 24, 1993.
21*       Memorandum Opinion in QVC Network, Inc. v.
          Paramount Communications Inc., et al., Civ. Action
          No. 13208 (Del. Ch. November 24, 1993).
22* Preliminary Injunction Order in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
23*       Press Release issued by Paramount on November 24, 1993.
24*       Press Release issued by Viacom on November 24, 1993.
25*       Press Release issued by Viacom on November 26,1993.
26*       Press Release issued by Viacom on November 29, 1993.

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*    Previously filed.

Exhibit                  Description                     Page No.
- -------                  -----------                     --------

27*       Order of the Delaware Supreme Court dated November 29,
          1993.
28*       Press Release issued by QVC on December 1, 1993.
29* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action
          No. 13208 (Del. Ch. November 24, 1993).
30*       Press Release issued by QVC on December 10, 1993.
31*       Press Release issued by Paramount on December 9, 1993.
32*       Press Release issued by Viacom on December 9, 1993.
33* Order in Paramount Communications Inc., et al. v. QVC Network, Inc., Civ. Action No. 13208 (Del. December 9,
          1993).
34*       Press Release issued by QVC on December 9, 1993.
35* Letter from Richards, Layton & Finger to Vice Chancellor Jack B. Jacobs of the Delaware Court of Chancery dated December 10, 1993.
36*       Bidding Procedures of Paramount dated December 14,
          1993.
37*       Press Release issued by Paramount on December 14, 1993.
38* Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
39*       Press Release issued by QVC on December 14, 1993.
40*       Press Release issued by Viacom on December 14, 1993.
41*       Press Release issued by QVC on December 16, 1993.
42*       Letter from Wachtell, Lipton, Rosen & Katz to Lazard
          dated December 14, 1993.
43* Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated December 15, 1993.
44*       Press Release issued by Paramount on December 15, 1993.
45* Letter from the Delaware Chancery Court to Young, Conaway, Stargatt & Taylor; Richards, Layton & Finger; Morris & Morris; and Morris, Nichols, Arsht & Tunnell dated December 14, 1993.
46* Revised pages to the Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
47*       Letter from Shearman & Sterling to Lazard dated
          December 15, 1993.
48* Letter from Simpson Thacher & Bartlett to Shearman & Sterling dated December 16, 1993.
49* Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated December 17, 1993.
50*       Press Release issued by Paramount on December 20, 1993.
51*       Press Release issued by QVC on December 22, 1993.
52*       Press Release issued by Paramount on December 22, 1993.
53*       Agreement and Plan of Merger, dated as of December
          22, 1993, between Paramount and QVC.

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*    Previously filed.

Exhibit                  Description                     Page No.
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54* Voting Agreement dated December 22, 1993 among BellSouth Corporation, Comcast Corporation, Cox Enterprises, Inc., Advance Publications, Inc. and Arrow Investments, L.P.
55* Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
56*       Opinion of Lazard dated December 21, 1993.
57* Notice of Termination dated December 22, 1993 delivered by Paramount to Viacom.
58* Exemption Agreement, dated as of December 22, 1993, between Viacom and Paramount.
59* First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
60        Press Release issued by QVC on January 7, 1994.
61        Press Release issued by QVC on January 10, 1994.
62        Press Release issued by Paramount on January 7, 1994.
63        Press Release issued by Viacom on January 7, 1994.
64        Press Release issued by Viacom on January 9, 1994.

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*    Previously filed.